EXHIBIT 99.1

Equinor to commence first tranche of the 2026 share buy-back programme

Equinor (OSE: EQNR, NYSE: EQNR) will on 5 February 2026 commence the first tranche of up to USD 375 million of the share buy-back programme for 2026, as announced in relation with the company’s fourth quarter results on 4 February 2026.

In this first tranche of the share buy-back programme for 2026, shares for up to USD 123.75 million will be purchased in the market, implying a total tranche of up to USD 375 million including shares to be redeemed from the Norwegian State. The tranche will end no later than 30 March 2026.

Equinor announces a share buy-back programme of up to USD 1.5 billion for 2026, including shares to be redeemed from the Norwegian State. The share buy-back programme will be subject to market outlook and balance sheet strength and be structured into tranches where Equinor will buy back shares for a certain value in USD over a defined period. For the first tranche for 2026, Equinor will be entering into a non-discretionary agreement with a third party who will execute repurchases of shares and make its trading decisions independently of the company.

Commencement of new share buy-back tranches after the first tranche for 2026 will be decided by the board of directors on a quarterly basis in line with the company’s dividend policy and will be subject to board authorisation for share buy-back from the company’s annual general meeting and agreement with the Norwegian State regarding share buy-back (as further described below).

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares purchased as part of the first tranche for 2026 will thus be cancelled through a capital reduction at the annual general meeting of the company in May 2026.

Further information about the share buy-back programme and the first tranche:

The first tranche of the share buy-back programme for 2026 is based on an authorisation granted to the board of directors at the annual general meeting of the company held on 14 May 2025. According to the authorisation, the maximum number of shares which can be purchased in the market is 84 million, of which 33,097,247 remain available per commencement of the first tranche for 2026 (buy-backs made under previous tranches in the authorisation period taken into account). The minimum price that can be paid per share is NOK 50, and the maximum price is NOK 1,000. The authorisation is valid until the annual general meeting of the company in May 2026, but no later than 30 June 2026.

An agreement between Equinor and the Norwegian State regulates the State's participation in the share buy-back: at the annual general meeting of the company in May 2026, the State will, as per proposal by the board of directors, vote for the cancellation of shares purchased in the market pursuant to the board authorisation, and the redemption and cancellation of a proportionate number of its shares in order to maintain its ownership share in the company at 67%. The price to be paid to the State for redemption of the State's shares shall be the volume-weighted average of the price paid by Equinor for shares purchased in the market plus interest rate compensation, adjusted for any dividends paid.

In the first tranche for 2026, shares will be purchased on the Oslo Stock Exchange and possibly other trading venues within the EEA. Transactions will be conducted in accordance with applicable safe harbour conditions, and as further set out in the Norwegian Securities Trading Act of 2007, EU Commission Regulation (EC) No 2016/1052 and the Norwegian Financial Supervisory Authority's Guidelines for buy-back programmes from March 2025.

The board of directors will propose to the annual general meeting of the company to be held in May 2026, to cancel shares purchased in the market in this first tranche for 2026 and to redeem and cancel a proportionate number of the State’s shares per the agreement with the State. Based on renewal of this agreement, shares purchased under subsequent tranches of the share buy-back programme for 2026 and a proportionate number of the State's shares will follow a similar process at the annual general meeting of the company in 2027.

This is information that Equinor is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

Further information from:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584